UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________ to __________
Commission file number 0-23636
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hawthorn Bancshares, Inc.
300 SW Longview Blvd
Lee’s Summit, MO 64081-2101
(816) 347-8100

REQUIRED INFORMATION
See attachments to this report, which are incorporated herein by reference.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (Name of Plan)
Date: June 23, 2011	/s/ Richard G. Rose
Richard G. Rose
Chief Financial Officer

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136477) of Hawthorn Bancshares, Inc. (formerly known as Exchange National Bancshares, Inc.) of our report dated June 23, 2011, with respect to the financial statements of the Hawthorn Bancshares Profit Sharing 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.
/s/ BKD, LLP
St. Louis, Missouri
June 23, 2011

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Accountants’ Report and Financial Statements
December 31, 2010 and 2009

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Retirement and Investment Committee
Hawthorn Bancshares, Inc.
     Profit Sharing 401(k) Plan
Lee’s Summit, Missouri
We have audited the accompanying statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
St. Louis, Missouri
June 23, 2011
Federal Employer Identification Number: 44-0160260

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments, At Fair Value	$17,437,294	$15,573,852

Receivables
Employer’s contribution	11,225	277,518
Employees’ contribution	24,178	—

	35,403	277,518

Net Assets Available for Benefits	$17,472,697	$15,851,370

See Notes to Financial Statements

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Investment Income
Net appreciation in fair value of investments	$870,487	$760,759
Interest and dividends	390,105	380,940

Net investment income	1,260,592	1,141,699

Contributions
Employer	319,908	585,497
Participants	683,071	665,506
Other	205,272	—

	1,208,251	1,251,003

Total additions	2,468,843	2,392,702

Deductions
Benefits paid to participants	847,516	953,394

Net Increase	1,621,327	1,439,308

Net Assets Available for Benefits, Beginning of Year	15,851,370	14,412,062

Net Assets Available for Benefits, End of Year	$17,472,697	$15,851,370

See Notes to Financial Statements

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1: Description of the Plan
The following description of the Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.
     General
The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company who have at least 90 days of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of each quarter of the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.
     Contributions
The Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. All employer contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. In addition, the Company matches the participant’s salary deferral into the plan dollar for dollar up to 3% of the participant’s annual salary. All contributions are made conditioned upon their deductibility for federal income tax purposes.
Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).
     Participant Investment Account Options
Investment account options available include various mutual funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
     Vesting
Participant contributions and earnings thereon are 100% vested at all times. Employer contributions and earnings thereon vest 20% per year of service and become fully vested at the completion of five years of service at the Company. At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method.
     Payment of Benefits
Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.
     Plan Termination
Although the Company has not expressed any intention to do so, it may discontinue its contributions and terminate the Plan at any time. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.
Note 2: Summary of Significant Accounting Policies
     Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
     Valuation of Investments
Investments in securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the period. If no sale has taken place, the securities are valued at the latest bid price. The investment in employer securities is valued at the latest bid price reported.
Investment transactions are accounted for on the trade-date basis. The realized gains or losses on investments are determined using the average cost of the individual security issue. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Plan Tax Status
The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is no longer subject to U.S. federal tax examinations for years before 2007.
     Administrative Expenses
The administrative expenses of the Plan are paid by the Company.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 3: Investments
The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets in either year are separately identified:

	2010	2009

Mutual Funds
American Funds Money Market Fund	$2,762,697	$2,355,768
Large Cap
American Funds Growth Fund	1,423,242	1,525,205
American Funds Washington Mutual Investors Fund	1,873,403	1,749,876
Other	2,270,636	2,137,100
Mid Cap
American Funds Small-Cap World Fund	1,274,775	959,290
Other	831,094	769,204
Fixed Income
American Funds Bond Fund	2,188,396	1,707,577
PIMCO Total Return Fund	1,737,789	1,420,320
International
American Funds Euro-Pacific Growth Fund	1,229,625	1,128,133
Employer Securities — Hawthorn Bancshares, Inc. common stock	1,845,627	1,816,844
Cash — Hawthorn Bancshares Awaiting Stock Purchase Fund	10	4,535

Total investments	$17,437,294	$15,573,852

During the years ended 2010 and 2009, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $870,487 and $760,759, respectively, as follows:

	2010	2009

Mutual Funds	$1,023,056	$1,995,907
Employer Securities — Hawthorn Bancshares, Inc. common stock	(152,569)	(1,235,148)

Net appreciation in fair value	$870,487	$760,759

     Interest and dividends realized on the Plan’s investments for the years ended 2010 and 2009 were $390,105 and $380,940, respectively.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 4: Fair Value of Plan Assets
Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 Quoted prices in active markets for identical assets
Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets
Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets
Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.
     Investments
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. All of the Plan’s investments are considered Level 1 investments and include common stock of the sponsor and mutual funds.
The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31:

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2010
Common stock
Financial	$1,845,627	$1,845,627	$—	$—
Mutual funds
Large Cap	$5,567,281	$5,567,281	$—	$—
Mid Cap	$2,105,869	$2,105,869	$—	$—
Fixed Income	$3,926,185	$3,926,185	$—	$—
International	$1,229,625	$1,229,625	$—	$—
Money market fund	$2,762,697	$2,762,697	$—	$—

December 31, 2009
Common stock
Financial	$1,816,844	$1,816,844	$—	$—
Mutual funds
Large Cap	$5,412,181	$5,412,181	$—	$—
Mid Cap	$1,728,494	$1,728,494	$—	$—
Fixed Income	$3,127,897	$3,127,897	$—	$—
International	$1,128,133	$1,128,133	$—	$—
Money market fund	$2,355,768	$2,355,768	$—	$—
Note 5: Party-in-interest Transactions
The Plan held an investment of 214,608 and 190,455 shares of common stock of the Company with a fair value of $1,845,627 and $1,816,844 at December 31, 2010 and 2009, respectively, and received dividends of $62,724 and $108,620 on such shares during 2010 and 2009, respectively.
These investments are considered allowable party-in-interest transactions under ERISA guidelines.
Note 6: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
The current protracted economic decline presents employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
EIN 43-1626350 PN 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Description
	of		Current
Investment Type and Issuer	Investment		Value
Mutual Funds
*American Funds Money Market Fund	2,762,697	Shares	$2,762,697
*American Funds Washington Mutual Investors Fund	69,078	Shares	1,873,403
*American Funds Bond Fund	179,524	Shares	2,188,396
*American Funds Growth Fund	47,143	Shares	1,423,242
PIMCO Total Return Fund	160,165	Shares	1,737,789
*American Funds Euro-Pacific Growth Fund	30,227	Shares	1,229,625
*American Funds Small-Cap World Fund	33,017	Shares	1,274,775
Federated Kaufmann Fund	151,108	Shares	831,094
Templeton Growth Fund	40,714	Shares	724,304
*American Funds New Perspective Fund	28,390	Shares	804,845
AIM Structured Core Fund Investors	99,129	Shares	741,487

			15,591,657

*Hawthorn Bancshares, Inc. common stock	214,608	Shares	1,845,627

*Cash — Hawthorn Bancshares Awaiting Stock Purchase Fund			10

			$17,437,294

*	Represents party-in-interest to the Plan.